Exhibit 6.9

24 September 2018

Dr Jean-Claude Becker

jcbmale@aol.com

Dear Dr Becker

RE Offer of Employment (Letter)

Further previous communications with the company, we would like to confirm the terms of your employment with Glucose Biosensor Systems (Greater China) Holdings Inc (the Company) in New York as follows. This supersedes previous agreements with you:

Position:	Director / Vice President / Chief Operating Officer (VP/COO)

Responsibilities:	The functions typically served by Executive Vice President and Chief Operating Officer, with such customary responsibilities, duties and authority normally associated with such position consistent with the companies objectives of obtaining regulatory approval of its product. These duties will include, the direction & co-ordination of associated persons of the Company, review and co-ordination of Medical Affairs strategy, KOL stakeholder mapping and engagement, Pre-launch activity, Market access, regulatory, reimbursement, advocacy and awareness, Medical Affairs Operations e.g. medical information service, post market surveillance, promotional material, Training and education programs - HCPs, patients, brand, distributor teams, Scientific due diligence as needed, attend meetings with other service providers, agents or employees of Company at the New York Office, assist in sourcing potential US based employees for the business, oversight of day to day affairs of the US Office, participation in strategic decision-making and long-range planning, reporting to USA CEO/ the board, overall supervision of the office, and overall discipline and work appearance of the Company’s employees, and reporting of the progress of the above to the Board

Reporting Line:	To the USA based CEO. Until one is appointed, reporting will be direct to the Board

Remuneration:	$150,000 per annum payable on monthly amounts of $12,500 per month

Employee Shares:	Shall be entitled to 3,000 ordinary shares per annum for the Director duties at the discretion of the Board determining the performance of the Board for the year

Disbursements:	All reasonable travel and other business expenses incurred when incurred in accordance with the Company’s expense reimbursement Policy

Term	Term: One full year commencing on the date hereof and automatically renewable for successive one-year terms, subject to notice of non-renewal at term-end by any party to the other delivered within 30 days of the end of such term, unless terminated earlier: (i) for reasonable cause or by resignation at no further cost or (ii) without cause with a maximum termination amount as full liquidated damages of the lesser of the remaining cost on such term or $50,000.

Competition	VP/COO acknowledges that VP/COO has been and will in the future be provided with Confidential Information (as defined below) and, during the Term, the Company from time to time will provide VP/COO with access to Confidential Information. Ancillary to the rights provided to VP/COO as set forth in this Letter and the Company’s provision of Confidential Information, and VP/COO t’s agreements regarding the use of same, in order to protect the value of any Confidential Information and in consideration of the good and valuable consideration received by VP/COO in connection with this offer.

Nondisclosure of

Proprietary Information.

a)	Except in connection with the faithful performance of VP/COO’s duties hereunder or pursuant to this offer VP/COO shall, in perpetuity, maintain in confidence and shall not directly, indirectly or otherwise, use, disseminate, disclose or publish, or use for VP/COO’s benefit or the benefit of any person, firm, corporation or other entity (other than the Company) any confidential or proprietary information or trade secrets of or relating to the Company (including, without limitation, business plans, business strategies and methods, acquisition targets, intellectual property in the form of patents, trademarks and copyrights and applications therefor, ideas, inventions, works, discoveries, improvements, information, documents, formulae, practices, processes, methods, developments, source code, modifications, technology, techniques, data, programs, other know-how or materials, owned, developed or possessed by the Company, whether in tangible or intangible form, information with respect to the Company’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, prospects and compensation paid to employees or other terms of employment) (collectively, the “Confidential Information”), or deliver to any person, firm, corporation or other entity any document, record, notebook, computer program or similar repository of or containing any such Confidential Information. The Parties hereby stipulate and agree that, as between them, any item of Confidential Information is important, material and confidential and affects the successful conduct of the businesses of the Company (and any successor or assignee of the Company). Notwithstanding the foregoing, Confidential Information shall not include any information that has been published in a form generally available to the public or is publicly available or has become public knowledge prior to the date VP/COO proposes to disclose or use such information, provided, that such publishing or public availability or knowledge of the Confidential Information shall not have resulted from VP/COO directly or indirectly breaching VP/COO’s obligations under this offer or any other similar provision by which VP/COO is bound, or from any third-party breaching a provision similar to that found under this offer For the purposes of the previous sentence, Confidential Information will not be deemed to have been published or otherwise disclosed merely because individual portions of the information have been separately published, but only if material features comprising such information have been published or become publicly available.

b)	Upon termination of this employment for any reason, VP/COO will promptly deliver to the Company all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents or property concerning the Company’s customers, business plans, marketing strategies, products, property or processes.

c)	VP/COO may respond to a lawful and valid subpoena or other legal process but shall give the Company the earliest possible notice thereof, shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought and shall assist such counsel at Company’s expense in resisting or otherwise responding to such process, in each case to the extent permitted by applicable laws or rules.

d)	As used in this Letter, the term “Company” shall include the Company and its direct and indirect parents and subsidiaries.

e)	Nothing in this Letter shall prohibit VP/COO from (i) disclosing information and documents when required by law, subpoena or court order (subject to the requirements of Section 5(c) above), (ii) disclosing information and documents to VP/COO’s attorney, financial or tax adviser for the purpose of securing legal, financial or tax advice, (iii) disclosing VP/COO’s post-retention restrictions in this Letter in confidence to any potential new client or employer, (iv) retaining, at any time, VP/COO’s personal correspondence, VP/COO’s personal contacts and documents related to VP/COO’s own personal benefits, entitlements and obligations, or (v) disclosing information and documents reasonably necessary to enforce VP/COO’s rights under this Letter.

Inventions.

All rights to discoveries, inventions, improvements and innovations (including all data and records pertaining thereto) related to the business of the Company, whether or not patentable, copyrightable, registrable as a trademark, or reduced to writing, that VP/COO l may discover, invent or originate during the Term, either alone or with others and whether or not during working hours or by the use of the facilities of the Company (“Inventions”), shall be the exclusive property of the Company. VP/COO shall promptly disclose all Inventions to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem reasonably necessary to protect or perfect its rights therein, and shall assist the Company, upon reasonable request and at the Company’s expense, in obtaining, defending and enforcing the Company’s rights therein. VP/COO hereby appoints the Company as VP/COO’s attorney-in-fact to execute on VP/COO’s behalf any assignments or other documents reasonably deemed necessary by the Company to protect or perfect its rights to any Inventions.

Injunctive Relief.

It is recognized and acknowledged by VP/COO that a breach of the covenants contained in this Letter will cause irreparable damage to Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, VP/COO agrees that in the event of a breach of any of the covenants contained in this Letter, in addition to any other remedy which may be available at law or in equity, the Company will be entitled to specific performance and injunctive relief without the requirement to post bond.

Governing Law

This agreement shall be governed, construed, interpreted and enforced in accordance with its express terms, and otherwise in accordance with the substantive laws of the State of New York without reference to the principles of conflicts of law of the State of New York or any other jurisdiction, and where applicable, the laws of the United States.

Yours Faithfully

/s/ Harry Simeonidis

Harry Simeonidis

For and on behalf of the Board

……………………………..

/s/ Jean-Claude Becker

Accepted by Dr Jean-Claude Becker

09/27/2018